11019839

AB 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC

SEC FILE NUMBER
8- 66743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8295 242nd Street
(No. and Street)

Forest Lake	MN	55025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Opsahl — (651) 462-3055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200	Minneapolis	MN	55425
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25

OATH OR AFFIRMATION

I, Thomas Opsahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Financial Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUSAN K. ECKERT
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance sheets	2
Statements of operations	3
Statements of stockholders' equity	4
Statements of cash flows	5
Notes to financial statements	6-8
Schedule of net capital	9
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	10-11
INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION	12-13

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, MN 55025

We have audited the accompanying balance sheets of Capstone Financial Group, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Capstone Financial Group, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2011

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

BALANCE SHEETS

DECEMBER 31,		**2010**		**2009**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	32,185	$	50,440
Accounts receivable		2,361		28,587
Prepaid expenses		465		294
Total current assets		**35,011**		**79,321**
PROPERTY AND EQUIPMENT, net		**2,583**		**27,662**
Total assets	**$**	**37,594**	**$**	**106,983**
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
CURRENT LIABILITIES				
Current maturities of long-term debt	$	-	$	4,160
Accounts payable		6,860		10,122
Accrued expenses		6,197		8,158
Total current liabilities		**13,057**		**22,440**
Long-term debt,less current maturities		**-**		**17,568**
Total liabilities		**13,057**		**40,008**
STOCKHOLDERS' EQUITY				
Common stock, no par value, 100,000 shares authorizes 4,000 shares issued and outstanding		92,800		92,800
Additional Paid-in capital		25,000		-
Retained earnings (deficit)		(93,263)		(25,825)
Total stockholders' equity		**24,537**		**66,975**
Total liabilities and stockholders' equity	**$**	**37,594**	**$**	**106,983**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,		2010		2009
		Amount		Amount
REVENUES	**$**	**97,064**	**$**	**270,803**
EXPENSES				
Commissions		30,029		96,333
Payroll and related payroll taxes		38,600		71,954
Other administrative expenses		89,297		119,002
Total expenses		**157,926**		**287,289**
Loss from operations		**(60,862)**		**(16,486)**
OTHER INCOME (EXPENSE)				
Interest income		2		166
Interest expense		(371)		(419)
Gain (loss) on sale of asset		(2,207)		1,800
Total other income		**(2,576)**		**1,547**
Net loss	**$**	**(63,438)**	**$**	**(14,939)**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance at December 31, 2008	**4,000**	**$ 92,800**	**$ -**	**$ 12,114**	**$ 104,914**
Stockholder distributions	-	-	-	(23,000)	(23,000)
Net income	-	-	-	(14,939)	(14,939)
Balance at December 31, 2009	**4,000**	**92,800**	**-**	**(25,825)**	**66,975**
Stockholder capital contributions	-	-	25,000	-	25,000
Stockholder distributions	-	-	-	(4,000)	(4,000)
Net loss	-	-	-	(63,438)	(63,438)
Balance at December 31, 2010	**4,000**	**$ 92,800**	**$ 25,000**	**$ (93,263)**	**$ 24,537**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (63,438)	$ (14,939)
Adjustments to reconcile net income to cash provided by operating activities:		
(Gain) Loss on disposal of property and equipment	2,206	(1,800)
Depreciation	2,515	3,363
Changes in operating assets and liabilities:		
Accounts receivable	26,226	(24,550)
Prepaid expenses	(171)	1,030
Accounts payable	(3,262)	9,568
Accrued expenses	(1,961)	(406)
Net cash provided (used) by operating activities	**(37,885)**	**(27,734)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	1,585	-
Purchase of property and equipment	(1,227)	(2,000)
Net cash provided (used) by financing activities	**358**	**(2,000)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term debt	(1,728)	(902)
Stockholder capital contributions	25,000	-
Stockholder distributions	(4,000)	(23,000)
Net cash provided (used) by financing activities	**19,272**	**(23,902)**
Increase (decrease) in cash	(18,255)	(53,636)
Cash, beginning of year	50,440	104,076
Cash, end of year	**$ 32,185**	**$ 50,440**

Suppliemental disclosure of non-cash investing and financing activities:

Return of vehicle and relief of long-term debt	**$ 20,000**	**$ -**
Purchase of vehicle with long-term debt	**$ -**	**$ 22,630**

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Capstone Financial Group, Inc. (the Company) was incorporated January 25, 1989. The company is a full service broker-dealer offering its customers a complete line of financial products and services including brokerage, insurance, and advisory services. The Firm is registered with FINRA, SEC, and various states in its different capacities. The Company became a registered broker dealer on April 25, 2005.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances.

Property and equipment:

Property and equipment are being depreciated using straight-line and accelerated methods over their estimated useful lives of 5 to 7 years.

Revenues:

The company's revenues during December 31, 2010 and 2009 derived from commissions, administrative fees and private placement revenue. Commission revenue is recognized on a trade date basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. (CONTINUED)

Income taxes:

The Company, with stockholders' consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns for the past three and one-half years are open to examination. Management has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2011, the date the financial statements were available to be issued.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

DECEMBER 31,	2010	2009
Equipment and furniture	19,049	16,441
Vehicles	-	27,815
Total property and equipment	19,049	44,256
Less: Accumulated depreciation	16,466	16,594
Property and equipment, net	$ 2,583	$ 27,662

Depreciation expense was $2,515 and $3,363 for the years ended December 31, 2010 and 2009, respectively.

NOTE 3. LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31,	2010	2009
Note Payable to Toyota Financial Services due in monthly installments of $444, including interest at 6.5% through September 2014, secured by vehicle.	$ -	$ 21,728
Less current maturities	-	4,160
Long-term debt, less current maturities	$ -	$ 17,568

In March of 2010 the Company returned a vehicle to the dealership after deciding it was no longer needed and accordingly the related note payable balance of $20,000 at the time was relieved by the financing company. There was a loss on disposition of the vehicle of $2,207 in 2010 as result of this transaction.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2010, the Company had a net capital of $18,709 which was $13,709 in excess of its required net capital of $5,000. The Company's net capital ratio was .0698 to 1 at December 31, 2010.

Differences existed between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2010 FOCUS filing. See reconciliation of net capital presented on page 9. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

In the fourth quarter of 2010, additional stockholder capital contributions were made to the company to cover operating expenses of the business. These capital contributions are classified as additional paid in capital and are included in the company's computation of net capital as of December 31, 2010. Subsequent to the year end, the Company was informed by FINRA that FINRA did not view the contributions as capital, but that they considered these amounts as liabilities of the Company. The Company is not in agreement with this position that the contributions should result in a net capital violation. On January 27th and 28th of 2011, FINRA requested that the Company file a violation for a net capital deficiency per SEC Rule 17a-11(b) as a result of the above matter. The Company complied with this request, but again is not in agreement that they are in violation of the SEC Rule 15c3-1.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2010

Total stockholders' equity			$	**24,537**
Deduction and/or charges:				
Non-allowable assets:				
Accounts receivable and work in process, net	$	2,361		
Other assets		465		
Property and equipment, net		2,583		**5,409**
Net capital before haircuts on securites owned				**19,128**
Haircuts on securities positions				**419**
Net capital				**18,709**
AGGREGATE INDEBTEDNESS				
Total liabilities from balance sheet				**13,057**
REQUIRED NET CAPITAL				
NASD required N.C. (6.67% Aggr. Ind.)				
or $5,000 whichever is greater	$	5,000		
SEC early warning requirement (120% Required N.C.)		6,000		
Required net capital				**5,000**
EXCESS NET CAPITAL				
Net capital	$	18,709		
Required net capital		5,000		
Excess net capital			**$**	**13,709**
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO				
Aggregate indebtedness	$	13,057		
Net capital		18,709		
Ratio				**0.698 to 1**
RECONCILIATION WITH COMPANY'S COMPUTATION				
Net capital as reported in the Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2010			$	20,888
Nonallowable assets reported as allowable:				
Accounts receivable and work in process, net				(1,760)
Haircuts on interest bearing account				(419)
Net Capital per above			**$**	**18,709**

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In planning and performing our audit of the financial statements of Capstone Financial Group, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2011

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION

Board of Directors
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Capstone Financial Group, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Capstone Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capstone Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2011